UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42864

CCH Holdings Ltd

(Exact name of registrant as specified in its charter)

No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000

Bukit Mertajam, Pulau Pinang, Malaysia

+(60) 4-5307694

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 26, 2026, CCH Holdings Ltd (the “Company”) made available to its shareholders a notice convening the Company’s extraordinary general meeting. The extraordinary general meeting is scheduled to take place on September 03, 2026, at 10:00 a.m. local time at No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000 Bukit Mertajam, Pulau Pinang, Malaysia. Copies of the extraordinary general meeting notice (including the proxy statement) and the form of proxy are attached as Exhibits 99.1 and 99.2 to this Report on Form 6-K. The proposed Third Amended and Restated Memorandum and Articles of Association of the Company is attached as Exhibit 1.1 to this Report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCH HOLDINGS LTD

By:	/s/ Goh Kok E
Name:	Goh Kok E
Title:	Chairman and Chief Executive Officer and Chief Operating Officer
Date:	August 26, 2026

EXHIBIT INDEX

Exhibit No.	Description
1.1	Proposed Third Amended and Restated Memorandum and Articles of Association
99.1	Notice of 2026 Extraordinary General Meeting (including the Proxy Statement)
99.2	Form of Proxy

3